Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of the Subsidiary	Jurisdiction of Organization
weekengo GmbH	Germany
trivago Hong Kong Ltd.	Hong Kong
Trivago Hotel Relations Spain S.L.U	Spain